Exhibit 3.2

Changes to the Third Amended and Restated Articles of Association, adopted by the Board of Directors on May 29, 2012

"The term "Permitted Transferee” shall mean: (i) in the case of an individual Shareholder - a spouse, parents, child, brother, sister or trustee of the shareholder (or his/her spouse) and any corporate entity which is controlled by him/her; (ii) in the case of any incorporated Shareholder - an entity that controls, is controlled by, or is under common control with such incorporated shareholders, and (iii) in case of any Shareholder which is a limited or general partnership - its partners, affiliated partnerships managed by the same management company or managing (general) partner or by an entity which controls, is controlled by, or is under common control with, such management company or managing (general) partner).

In addition to the above: (i) each of BIP, Glenrock, Vintage, M-4, Israeli Fund and Plasson shall be deemed a Permitted Transferee of MMT and of each other; and (ii) all the entities which are part of the Ofer Group (as defined below) will be Permitted Transferees of each other. In these Articles, the term “the Ofer Group” shall mean: Ofer Hi-Tech Investments Ltd., Ofer Hi-Tech Ltd., Ofer Investments Group, Ofer (Ships Holding) Ltd., Ofer Holdings Group Ltd., Lynav Shipping, Naiot Technological incubator Ltd., Idan Ofer and Ehud Angel (for each of Idan Ofer and Ehud Angel: including its spouse, child, brother, sister or company or trustee which is under hiss control or in which he is the prime beneficiary)."